CVS Health + Aetna: Revolutionizing the Consumer Health Care Experience Filed by CVS Health Corporation Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Aetna Inc. Commission File No.: 001-16095 Date: December 4, 2017

Important Information for Investors and Shareholders No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna, Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.CVS Health.com/investors [or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Important Information for Investors and Shareholders Participants in Solicitation CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control. Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could

Cautionary Statement Regarding Forward-Looking Statements cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues. In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete of the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Compelling Strategic Rationale

Compelling Strategic Combination COMPELLING STRATEGIC RATIONALE Highly diversified, strong and stable cash flows Creates a leading health care platform with unmatched suite of services Improved quality of care through enhanced data integration / predictive analytics High-touch connectivity to consumers as go-to local health care access point Drives efficiencies and lower cost of care through an integrated model Significant synergy potential of $750M in 2nd full year; greater long-term opportunity Low- to mid-single digit accretion expected in 2nd full year; no meaningful impact in year one CVS Health + Aetna: the best value creation opportunity for our shareholders

CVS Health-Aetna Combination Will Help Address U.S. Health Care System Challenges COMPELLING STRATEGIC RATIONALE Growth in Health Care Expenditures Increasing Health Care Consumerism Movement To Value-Based Care Integrating medical and pharmacy benefits with consumer touchpoints to improve outcomes and lower costs Broad market access Unique customer touchpoints Digital assets to drive patient engagement Combined assets promote lower-cost sites of care and enhanced clinical care programs Aging U.S. Population More competitive Medicare Advantage and Part D offerings enable efficiencies and complementary expertise CVS Health + Aetna will result in significant benefits to stakeholders

To Compete in the Future, a Number of New Assets and Capabilities Will Be Required Additional capabilities required going forward Access to high-quality, lower-cost sites of care Lower-cost models of care delivery will be crucial given margin compression and shift to value-based care Winning in government business Ability to improve member outcomes and effectively manage complex patients Ability to reach patients and influence behavior New ways of identifying (e.g., data and predictive analytics) and engaging patients to drive behavior change will be critical to lowering medical costs for patients and payors Strong health care services assets Tools / services to lower costs and improve outcomes for own members and which can be sold to other health plans / providers Contract with providers for best price Underwrite risk Manage utilization COMPELLING STRATEGIC RATIONALE Traditional bases of competition needed but not sufficient

World class consumer health and engagement model Leading health financing platform Best-in-class service Targeted solutions to improve health and wellness Differentiated provider collaboration experience – equipping providers with tools to succeed Innovative plan designs CVS Health and Aetna Bring Unique and Differentiated Capabilities to the Combination Unparalleled reach that positions us as the front door to health care Ability to support patients, payors and providers with innovative, channel-agnostic solutions Broad capabilities to holistically manage patients Deep clinical expertise and insights Leading provider of pharmacy services in long-term care Unmatched scale in the U.S. making us low-cost provider COMPELLING STRATEGIC RATIONALE

COMPELLING STRATEGIC RATIONALE Better clinical outcomes from combination of medical and pharmacy claims data Increased patient satisfaction from enhanced consumer engagement More convenient care from access to “Health Care Hub” Lower cost to the patient and client Increased speed and efficiency of treatment Member and client benefits Integrated Health Care Platform Offers Better Care and Convenience at a Lower Cost Quality Patients Payors Providers Retail Long-Term Care Pharmacy Mail Pharmacy Benefits Specialty Population Health Tools Medical Benefits Digital Clinical Programs Walk-In Clinics Infusion Data & Analytics Benefits Navigator Medical Claims Editing

Example: CVS Health + Aetna Can Help Better Manage Medical Cost for Chronic Patients Pain points in current model Ways CVS Health + Aetna can improve Components of care delivery model Inconvenient and inaccessible health care delivery system Insufficient time to fully manage patient population Lack of support after a medical event Lack of coordination to address gaps in care/ unaligned incentives Convenient locations and “last mile” presence In-home and local community-based care New forms of patient interactions to supplement physician office visits Enhanced consumer experience Transitions of care, along with care coaches /pharmacists and other programs Value-based provider relationships Combined pharmacy and medical data – single source for patient records COMPELLING STRATEGIC RATIONALE Patient engagement Alignment across providers Access to care Post-discharge

Transaction Summary

Key Transaction Terms Equity value of $69 billion. Including the assumption of Aetna debt, total transaction value of $77 billion. Approximately $207 per Aetna share in cash and stock, comprised of $145.00 in cash and 0.8378 in CVS shares per AET share* Purchase Price CVS shareholders will own 78% of combined company AET shareholders will own 22% of combined company Ownership TRANSACTION SUMMARY 3 of Aetna’s directors will be added at closing to CVS Health board of directors, including Mark T. Bertolini, Aetna chairman and CEO Members of Aetna management team will play significant roles in the combined company. Aetna will operate as a stand-alone business unit led by members of the current management team Management & Board of Directors Expect transaction to close in the second half of 2018 Subject to CVS and AET shareholder approvals, regulatory approvals and other customary closing conditions Closing *Based on 5-day Volume Weighted Average Price ending December 1, 2017, of $74.21.

Creating a New Leader in Health Care Notes: Managed care percentage allocated based on 2016 data. Shown as percent of total revenue. Revenue, Trailing Twelve Months ($, billions) Managed Care % 26% 64% 2% 0% 2% 100% 95% 99% 91% Comp A Comp B Comp C Comp D Comp E Comp F TRANSACTION SUMMARY Creating a Fortune 4 company with more than $18 billion in pro forma adjusted EBITDA

Potential to Deliver $750 Million of Synergies in Second Full Year Traditional Medical Cost Reduction: Captured With Current Capabilities Streamline redundant corporate functions Improved pricing from third party vendors Combine PBM and PDP operations Improved enterprise dispensing Improve care management by reducing overtreatment and failures of care delivery to drive reductions in wasteful medical spending Shift to lower cost sites of care using existing assets such as MinuteClinic and home infusions through Coram TRANSACTION SUMMARY

Potential for Longer-Term Synergies to Deliver Significant Incremental Value Medical Cost Reduction: Chronic Care Management Improving chronic care management to reduce wasteful spending Reducing readmissions via pharmacist-led interventions Improving adherence to reduce medical spend Medical Cost Reduction: Site of Care Shift Reducing ER visits through the use of MinuteClinic Shifting lab services to preferred sites through plan design and member education Shifting infusion services out of outpatient hospital settings Increased Medicare Presence Improving select measures in Medicare Star rating criteria Driving growth in Medicare Advantage Growth in Membership Growing customer base through unique set of offerings for the retail, PBM and managed care platforms TRANSACTION SUMMARY

Continue to Execute Disciplined Long-Term Financial Policies New debt of $45 billion will result in pro forma leverage of approximately 4.6x; expect to deleverage rapidly Leverage Focus on deleveraging to low 3x adj. debt to adj. EBITDA to maintain strong balance sheet Share Repurchases Stop the share repurchase program until leverage is down to low 3x Dividends Keep dividends per share flat until leverage is down to low 3x M&A Strategy No additional major transactions contemplated Capitalization Insurance subsidiaries remain capitalized at existing strong investment grade financial strength ratings We are committed to sustaining a strong investment grade capital structure and will continue to follow disciplined financial policies TRANSACTION SUMMARY

Consumers Clients Health Care System Investors Benefit from uniquely integrated, community-based health care experience, helping them better navigate the system to achieve their best health Helps address growing cost of treating chronic conditions through broader use of data and analytics, leading to improved patient health at substantially lower cost Reduces wasteful spending by promoting lower cost sites of care and helping to avoid costly hospital readmissions Low- to mid-single digit accretion in second full year after transaction close; clear line of sight to significant near- and longer-term synergies COMPELLING STRATEGIC RATIONALE Today’s Key Takeaways CVS Health + Aetna: Significant Value Creation Revolutionizing the Consumer Health Care Experience

Appendix: Financial Supplement

Sources and Uses of Funds TRANSACTION OVERVIEW Sources ($B) Uses ($B) Available Cash 4.1 New Debt 44.8 New Equity Issued in Transaction 21.0 Total Sources 69.9 Purchase Equity 69.2 Other 0.7 Total Uses 69.9

Pro Forma Last Twelve Month Financial Profile ($, billions) Eliminations Pro Forma Revenue 182.4 61.4 (22.4) 221.4 Adjusted EBITDA 12.3 6.2 18.5 % Margin 6.7% 10.1% 8.4% TRANSACTION SUMMARY Refer to reconciliation to comparable GAAP measure on slides 23 and 24.

Non-GAAP Reconciliation – CVS Health Adjusted EBITDA ($, millions) TTM Q3 2017 Income from continuing operations 5,051 Income tax provision 3,161 Income before income tax provision 8,212 Interest expense, net 986 Depreciation and amortization 2,485 EBITDA 11,683 Non-GAAP adjustments: Acquisition-related integration costs 106 Losses on settlements of defined benefit pension plans 187 Charges in connection with store rationalization 245 Goodwill impairment 135 Adjustments to legal reserves in connection with legal settlements (88) Adjusted EBITDA 12,268 APPENDIX Source: Company filings. Calculated for the trailing twelve months ended September 30, 2017.

Non-GAAP Reconciliation – Aetna Adjusted EBITDA ($, millions) TTM Q3 2017 Income before income taxes 2,741 Interest expense 344 Loss on early extinguishment of long-term debt 246 Penn Treaty-related guaranty fund assessments 231 Transaction and integration-related costs 1,386 Restructuring costs 404 Reduction of reserve for anticipated future losses on discontinued products (109) Depreciation and amortization 669 Net realized capital (gains) losses 262 Adjusted EBITDA 6,174 APPENDIX Source: Company filings. Calculated for the trailing twelve months ended September 30, 2017.

Appendix: CVS Health Strengths and Capabilities

Leadership Across Multiple Segments Retail Pharmacy Pharmacy Benefits Medicare Part D Specialty Pharmacy Long-Term Care Pharmacy Retail Clinics More than 9,700 locations across 49 states, Washington D.C., Puerto Rico and Brazil More than 1.1 billion retail scripts filled annually Nearly 90 million plan members Processed 1.6 billion claims More than $43 billion in gross wins over past five seasons ~97% client retention in 2018 SilverScript PDP with 5.5 million members Support Medicare Part D / MAPD offerings of health plans > 40% of Caremark’s revenues Growth outpaces broader pharmacy market Infusion services through Coram Leading provider of pharmacy services to long-term care community Network of hub and spoke pharmacies to drive efficiency Providing high-quality care at a more affordable site More than 1,100 walk-in clinics across 33 states 37 million patient visits since inception CVS HEALTH STRENGTHS AND CAPABILITIES Data as of December 31, 2016.

Nationwide Retail Footprint Provides Direct Touchpoints with Consumers Unsurpassed Reach More than 30,000 clinical professionals Nearly 70% of U.S. population lives within 3 miles of a CVS Pharmacy More than 50% of U.S. population lives within 10 miles of a MinuteClinic CVS HEALTH STRENGTHS AND CAPABILITIES

CVS HEALTH STRENGTHS AND CAPABILITIES

Extensive Consumer Reach Across Many Platforms

Active Patient Base

Number of unique patients that fill an Rx each year in retail Pharmacy

65M

Clinical Message Reach

Automated calls or texts delivered to patients per year

1B

Phone Number Accuracy

Percent of patients with an accurate number on file

95%

ExtraCare Emails

Number of emails in ExtraCare database

55M

Text Message Enrollment

Number of active patients enrolled in text messaging

48M

Auto-Fulfillment Usage

Number of scripts filled via ReadyFill or ScriptSync / yr

144M

Patient Consultation

Number of pharmacist consultations per year in stores

140M

ExtraCare Offers

Number of ExtraCare offers issued in the last year

21B

CVSHealth 28

We Make Data Actionable and Deliver It When and Where Interventions Can Do the Most Good Hospitals Providers Patient Post-Acute Care Optimal Interventions Powered by the Health Engagement Engine Foundation of rich data and analytic expertise CVS HEALTH STRENGTHS AND CAPABILITIES

CVS Caremark Offers Unmatched Suite of Cost Management Capabilities Utilization Management Formulary Management Network Strategies Generic Programs Cost Management Solutions ü ü ü ü Site-Of-Care Management Medical Claims Editing Real-Time Surveillance Clinical Programs ü ü ü ü Health care affordability improved as client trend lowered to 3.2% CVS HEALTH STRENGTHS AND CAPABILITIES Note: Trend based on full-year 2016 data from CVS commercial client cohort (health plans & employers).

Appendix: Aetna Strengths and Capabilities

Aetna is a Leading Health Services Company AETNA STRENGTHS AND CAPABILITIES 44.6M* Unique Members Leading Medicare Franchise Strong Clinical Assets Next Generation Capabilities *As of September 30, 2017; Note unique members includes Group Insurance 22.2M* medical members Over 70% of the Fortune 100 use Aetna 3rd largest publicly traded managed care organization Aetna members projected to use ~225m Adjusted Rx in 2017 One of the fastest growing Medicare franchises Highest percentage of Medicare Advantage members in 4+ star plans amongst publicly-traded peers 2nd largest Group Medicare company Over 5,200 nurses and over 300 doctors on staff High touch, high tech member service model Global network of providers World class digital and analytics capabilities Suite of clinical decision support assets Extensive next generation provider network

AETNA STRENGTHS AND CAPABILITIES

Nationwide, Geographically Diverse Membership


AK
WA
MT
ND
MN
ME
VT
NH
MA
OR
ID
SD
WI
NY
RI
CT
MI
WY
PA
NJ
IA
NE
OH
MD
DE
IL
IN
NV
UT
CO
WV
VA
KS
MO
KY
CA
NC
TN
OK
SC
AR
AZ
NM
GA
AL
MS
LA
TX
HI
FL

As of September 30, 2017, Aetna provides health benefits and services for **~22.2** million medical members across the U.S. and other locations

- <50K members
- 50K – 100K members
- 100K – 200K members
- 200K – 500K members
- 500K – 1M members
- 1M – 2M members
- >2M members

CVSHealth 33

Aetna’s Extensive Next Generation Provider Network AETNA STRENGTHS AND CAPABILITIES Access to membership to increase provider engagement and collaboration Increase provider’s role to deliver consumer engagement and care model Align incentives and collaborate with providers to: Help providers build the health experience of the future Integrate data into EMR/provider workflows Improve member health Deliver a differentiated patient experience Improve quality and efficiency JV health plan Risk-bearing entity ACO product Value-based contracting Retail partnerships Fee-for Service Degree of provider risk Aetna focus Aetna’s value-based strategy Extensive Provider Network 1.3 Million 700,000 5,700 Participating Health Care Providers Primary Care Specialist Physicians Hospitals Working with providers to redefine our relationships and align incentives

Focused on Improving Consumer Health and Engagement AETNA STRENGTHS AND CAPABILITIES Clinical Focus Managing Risk Servicing Members Improving health with holistic consumer focus Health financing In-home and local community-based care Enhanced consumer experience Care model that engages and improves health holistically Best-in-class service and advocacy Targeted solutions to improve health and wellness